UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [x]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [ ] Form 10-Q
                      [ ]   Form 10-D    [ ]  Form N-SAR   [ ]  Form N-CSR

For the Period Ended December 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Suite 207, Box 11

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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☒	The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

☒
The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form 10-D, or portion thereof, will be file on or before the fifth calendar day following the prescribed due date; and

☒	The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has a 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of the Company’s general partner.  The investment in Omaha is accounted for at fair value.  The controller for Omaha has informed the Company that due to open issues related to a significant portion of Omaha’s debt, the audit firm conducting the annual audit for Omaha’s calendar year 2011 has not completed the audit and issued the audit opinion. The investment in Omaha constitutes a significant portion of the assets of the Company.  As such, the audit firm conducting the annual audit for the Company is required to review both the financial statements of Omaha and the related workpapers prepared by Omaha’s auditors.

Until Omaha’s auditors are able to complete their audit of Omaha and the Company’s auditors perform their review of the Omaha audit, the Company’s auditors cannot issue an audited opinion on the Company’s financial statements (see Exhibit 1).

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
     And Chief Financial Officer                                                                (212)                      408-8917

(Name)                                                             (Area Code)          (Telephone Number)

(2)
Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [x]    No [  ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [x]    No [  ]
If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Attached as Exhibit 2 is the Company’s draft Consolidated Statement of Operations for the years 2011, 2010 and 2009.   Registrant anticipates reporting a net loss from continuing operations of approximately $1,026,000 for 2011, an improvement of approximately $16,000 as compared to a net loss of $1,042,000 for 2010.

Loss (Income) from discontinued operations decreased $467,000 to a loss of approximately $2,000 in 2011 as compared to income of approximately $465,000 in 2010.  During the third quarter 2010, Registrant commenced a marketing plan to sell its property located at 175 Ambassador Drive, Naperville, Il. (“175 Ambassador Drive”).  As of September 30, 2010, Registrant designated 175 Ambassador Drive as real estate held for sale and its results of operations was reflected as income from discontinued operations on the consolidated statements of operations for all years presented.  On November 20, 2010, Registrant executed a contract to sell 175 Ambassador Drive for $19,500,000 to an unrelated buyer in an all cash transaction.  The sale closed on December 3, 2010.

General Real Estate Risks
This report on Form 10-K includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons, including, but not limited to, those risks described below:

General
The Registrant's investments generally consist of investments in real property and as such will be subject to varying degrees of risk generally incident to the ownership of real estate assets. The underlying value of the Registrant's real estate investments and the Registrant's financial condition will be dependent upon its ability to operate its properties in a manner sufficient to maintain or increase revenues and to generate sufficient income in excess of ownership and operating expenses. Income from the properties may be adversely affected by changes in national and local economic conditions such as oversupply of industrial flex, warehouse distribution spaces or apartments in the Registrant's markets, the attractiveness of the properties to tenants, changes in interest rates and in the availability, cost and terms of mortgage financing, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, civil unrest, acts of God, including natural disasters (which may result in uninsured losses), and other factors which are beyond the control of the Registrant.  If the Registrant were unable to promptly renew or re-let the leases of a significant number of tenants, or, if the rental rates upon such renewal or re-letting were significantly lower than expected rates, the Registrant's results of operations, financial condition and ability to make distributions to Unit holders may be adversely affected.

Value and Non-liquidity of Real Estate
Real estate investments are relatively non-liquid.  The Registrant's ability to vary its portfolio in response to changes in economic and other conditions will therefore be limited.  If the Registrant must sell an investment, there can be no assurance that it will be able to dispose of the investment in the time period it desires or that the sales price of the investment will recoup or exceed the amount of the Registrant's cost of the investment.

Potential Adverse Effect on Results of Operations Due to Operating Risks
The Registrant's properties are subject to operating risks common to real estate in general, any and all of which may adversely affect occupancy or rental rates.

Debt Servicing and Financing
The real estate market continues to suffer through one of its worst debt crises.  Some borrowers still find it difficult to secure debt at acceptable terms as lenders have imposed stricter terms on borrowers. If the Registrant does not have funds sufficient to repay its indebtedness at maturity, the Registrant may need to refinance such indebtedness with new debt financing or through equity offerings.  The Registrant may be restricted from obtaining a loan which will be sufficient to retire the existing loan and which may be based on lower debt service coverage. If it is unable to refinance this indebtedness on acceptable terms, the Registrant may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Registrant and adversely affect the amount of cash available for distribution to Unit holders.  If prevailing interest rates or general economic conditions result in higher

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interest rates at a time when the Registrant must refinance its indebtedness, the Registrant's interest expense could increase, which would adversely affect the Registrant's results of operations and financial condition and its ability to pay distributions to Unit holders.  Further, if any of the Registrant's properties are mortgaged to secure payment of indebtedness and the Registrant is unable to meet mortgage payments, mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to the Registrant.

Registrant’s previous unsecured credit facility (“Unsecured Debt”) which was scheduled to mature October 1, 2008 was extended by its holder (“Holder”) to February 28, 2009.  On April 29, 2011, the Holder and Registrant executed a new Loan Agreement (“Loan Agreement”).  The new loan agreement places significant restrictions on the Registrant’s use of cash. See Registrant’s Form 8-K dated April 29, 2011.

SB Partners

Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 29, 2012                                                                By /s/ John H. Zoeller
            John H. Zoeller
            Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

EXHIBIT  1.  AUDITOR’S STATEMENT ON INABILITY TO PROVIDE OPINION REPORT ON FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2011

March 29, 2012

United States Securities and Exchange Commission
Washington, DC 20549

Re: SB Partners
Form 12b-25
For the Period Ended December 31, 2011

Dear Sir or Madam:

SB Partners (the Company) has a 30% non-controlling interest in Sentinel Omaha, LLC (Omaha), an affiliate of the Company's general partner. The investment in Omaha is accounted for at fair value. The controller for Omaha has informed the Company that the audit firm conducting the annual audit of Omaha's calendar year 2011 financial statements will not complete the audit and issue their audit opinion before the Company is required to file its form 10-K. The investment in Omaha constitutes a significant portion of the assets of the Company. As such, we are required to review both the financial statements of Omaha and the related workpapers prepared by Omaha's auditors prior to issuing our opinion on the Company's 2011 financial statements.

Accordingly, we are unable to perform procedures necessary to issue our audit opinion on the Company's financial statements in time for the Company to file its form 10-K timely.

Very truly yours,

/s/ Dworken, Hillman, LaMorte & Sterczala, P.C.
Shelton, Connecticut
March 29, 2012

EXHIBIT 2

SB PARTNERS
(A New York Limited Partnership)
DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
			(As Restated)
	2011	2010	2009
Revenues:
Base rental income	$1,748,901	$1,732,609	$1,690,449
Other rental income	721,849	871,999	891,098
Interest on short-term investments and other	30,156	7,498	165

Total revenues	2,500,906	2,612,106	2,581,712

Expenses:
Real estate operating expenses	456,646	423,806	439,852
Interest on mortgage notes and unsecured loan payable	1,085,761	1,078,274	1,097,164
Depreciation and amortization	532,108	492,721	497,499
Real estate taxes	496,015	602,097	649,996
Management fees	756,013	867,583	826,573
Other	199,999	189,879	207,683

Total expenses	3,526,542	3,654,360	3,718,767

Loss from operations	(1,025,636)	(1,042,254)	(1,137,055)
Equity in net loss of investment	(762,632)	(416,340)	(18,325,791)
Reserve for value of investment	762,632	416,340	(4,525,416)

Loss from continuing operations	(1,025,636)	(1,042,254)	(23,988,262)
(Loss) Income from discontinued operations	(2,305)	465,182	383,729
Net loss on sale of investment in real estate property	-	(46,045)	-

Net loss	(1,027,941)	(623,117)	(23,604,533)

Loss allocated to general partner	(133)	(80)	(3,045)

Loss allocated to limited partners	$(1,027,808)	$(623,037)	$(23,601,488)

(Loss) earnings per unit of limited partnership interest
(basic and diluted)

Continuing operations	$(132.29)	$(134.43)	$(3,094.06)

Discontinued operations (including loss on sale)	$(0.30)	$54.06	$49.49

Net loss	$(132.59)	$(80.37)	$(3,044.57)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753	7,753